UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

YATRA ONLINE, INC.

(Name of Subject Company)

YATRA ONLINE, INC.

(Name of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G98338109

(CUSIP Number of Class of Securities)

Siddhartha Gupta

Chief Executive Officer

Yatra Online, Inc.

Gulf Adiba, Plot No. 272, 4th Floor

Udyog Vihar, Phase II, Sector-20

Gurugram-122008, Haryana, India

+91-124-4591700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Jocelyn Arel

Robert Masella

Leonard Wood

Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10018

(212) 459-7058

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Yatra Confirms Commencement of Unsolicited Partial Tender Offer by Magna Holdings Ltd.

The Yatra Board is Evaluating the Offer and Urges Shareholders Not To Take Action At This Time

Gurugram, India and New York, August 21, 2026 – Yatra Online, Inc. (NASDAQ: YTRA) (“Yatra” or the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today confirmed that Magna Holdings Ltd. (“Magna”) has commenced an unsolicited tender offer to purchase up to 20,000,000 of the Company’s ordinary shares, par value $0.0001 per share, representing approximately 31% of the Company’s outstanding shares on an as-converted basis, at a price of $1.10 per share in cash, less any applicable withholding taxes and without interest. The offer is scheduled to expire at 12:00 midnight, New York City time, on September 17, 2026, unless extended, and is subject to proration.

Consistent with its fiduciary duties and in consultation with its independent advisors, Yatra’s Board of Directors (the “Board”) will thoroughly evaluate Magna’s tender offer to determine the course of action that it believes is in the best interests of the Company and its shareholders.

Yatra shareholders are urged not to take any action at this time. The Board will issue its formal recommendation to shareholders regarding Magna’s tender offer within ten business days by filing with the U.S. Securities and Exchange Commission a recommendation statement on Schedule 14D-9.

Goodwin Procter LLP is serving as legal advisor to Yatra.

About Yatra

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with over 1,340 large corporate customers and approximately 60,750 registered SME customers and the second-largest player in the TMC and corporate OTA segment in the country in terms of market share for fiscal year 2024 (Videc report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 81,500 hotels and homestays in approximately 1,550 cities and towns in India as well as more than 2.9 million hotels around the world, Yatra India has the largest hotels inventory amongst key Indian OTA players.

Forward Looking Statements

This release contains information that may constitute forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “outlook,” “project,” “seek,” “should,” “will” and other words and expressions of similar meaning. Investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, those set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026 and subsequent filings with the U.S. Securities and Exchange Commission. The Company may not succeed in addressing these and other risks. Consequently, all forward-looking statements in this release are qualified by the factors, risks and uncertainties contained therein. In addition, the forward-looking statements included in this press release represent the Company’s views as of the date of this press release and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by applicable securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this release.

Important Information for Investors and Shareholders

This press release does not constitute an offer to buy or a solicitation of an offer to sell any securities. The Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Any solicitation/recommendation statement filed by the Company that is required to be mailed to shareholders will be mailed to shareholders. THE COMPANY’S INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a copy of the solicitation/recommendation statement on Schedule 14D-9, any amendments or supplements thereto and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financial Information” section of the Company’s website, https://investors.yatra.com, or by contacting ir@yatra.com as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

For more information, please contact:

Stephanie Oshchepkov

ICR Inc.

Email: stephanie.oshchepkov@icrinc.com